SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 19, 2002

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company	Publicly Traded Company
Corporate Taxpayer Registration no:	Corporate Taxpayer Registration no:
76.535.764/0001-43	02.570.688/0001-70
NIRE no53 3 0000622 9	NIRE no53 3 0000581 8

MATERIAL FACT

1.	Brasil Telecom S.A. and Brasil Telecom Participações S.A. (“Brasil Telecom”), in compliance with Brazilian Securities Commission (CVM) Instruction no 358, dated as of January 3rd 2002, inform the signing of a Share and Asset Purchase Agreement on November 15th, 2002 with certain affiliates of the GlobeNet Communications Group Ltd. (together denominated “GlobeNet Group”) for the acquisition of the entire GlobeNet Cable System, connecting landing points in the New York and Miami areas to landing points in Fortaleza and Rio de Janeiro in Brazil, in St. David’s in Bermuda and in Maiquetia (Caracas) in Venezuela. The transaction will be carried out through the acquisition of assets located in the United States, Bermuda, Brazil and Venezuela.

2.	The transaction, which is subject to the fulfillment of certain conditions, will be carried out by Brasil Telecom through its wholly-owned subsidiary BrT Serviços de Internet S.A. (“BrTi”), which in turn may create foreign subsidiaries to acquire the assets and equity interests located outside of Brazil.

3.	The value of the transaction is US$48,000,000.00 (forty-eight million United States dollars), of which US$28,800,000.00 (twenty-eight million, eight hundred thousand United States dollars) will be paid on the date on which the closing of the transaction takes place, and the balance of US$19,200,000.00 (nineteen million, two hundred thousand United States dollars) is due to be paid within the eighteen (18) months following the initial payment. There are certain contingencies that may result in adjustments to the Purchase Price.

4.	The GlobeNet Group was created in 1998 to provide fiber optic communication services in the United States of America, as well as internationally by connecting the United States of America and South America. The GlobeNet Group system is composed of two (2) protected rings representing approximately 22,000 km of state of the art fiber optic submarine cables connecting Brazil to the United States of America and passing through Venezuela and Bermuda, with an installed capacity of 80Gbps and potential capacity of 1.36Tbps. With this installed capacity, there are no expectations of additional investments in fixed assets in the short term.

5.	With this transaction, Brasil Telecom continues to pursue its strategy of consolidation as an IP Broadband, Residential and Corporative Services Provider, as well as becoming the owner of an important fiber optical connection between Brazil and the United States of America, essential for the Country’s needs.

6.	The parties will use their joint efforts to meet the conditions necessary to implement the transaction.

7.	Brasil Telecom clarifies that, pursuant to article 10, §2 of the General Concession Plan (“PGO”), approved by the Decree nº 2,534/98, this transaction does not contemplate the acquisition of a telecommunications service provider nor will it result in the provision, either direct or indirect, of telecommunications services by Brasil Telecom or BrTi other than those currently provided in Region II under the PGO.

Brasília, November 19th, 2002.

/s/ Carla Cico

Carla Cico
CEO and Investor Relations Officer
Brasil Telecom S.A.

/s/ Paulo Pedrão Rio Branco

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

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Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

BRASIL TELECOM S.A.

CNPJ Corporate Taxpayer Identification nº 76.535.764/0001-43
Board of Trade NIRE nº 5330000622-9
Publicly Traded Company

SUMMONS NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are being summoned to the Extraordinary Shareholders’ Meeting to be held at 04:00 p.m., on December 19th, 2002, at the Company’s headquarters located in the city of Brasília, Federal District, at SIA Sul – ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

1. Amend article 12 of the Company’s Bylaws to adapt it to Law 10,303, of October 31, 2001, regarding the rights of the preferred shares.

GENERAL INFORMATION:

The documents relative to the amendment to the Company’s Bylaws are available for shareholder review at the Company’s headquarters.

All powers of attorney to vote at the Extraordinary Shareholders’ Meeting must be delivered to the attention of the Company’s legal department at the Company’s headquarters located in the city of Brasília, Federal District, at SIA SUL – ASP – LOTE D, BLOCO B – Diretoria Jurídica (Law Department), at least 2 (two) business days prior to the date of the Meeting.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Extraordinary Meeting, must present a statement issued no more than 2 (two) days prior to the date of the Meeting by the custodian agent, indicating the amount of shares of the Company held by such shareholders as of such date.

Brasília, November 19th, 2002.

/s/ Eduardo Seabra Fagundes Eduardo Seabra Fagundes Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 19, 2002

BRASIL TELECOM S.A.

/s/ CARLA CICO
Name: Carla Cico
Title: President and Chief Executive Officer